UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Li-Cycle Holdings Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

50202P105
(CUSIP Number)

Cheryl Driscoll
Glencore Ltd.
330 Madison Avenue
New York, New York 10017

 +1 646-949-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,649,003(1)*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,649,003(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,649,003 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.27% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Ltd., which is a wholly-owned indirect subsidiary of Glencore plc. See Note (1) to Glencore Ltd.’s cover page of this Schedule 13D.

(2) See Note (2) to Glencore Ltd.’s cover page of this Schedule 13D.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,649,003 (1)*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,649,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,649,003 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.27% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Ltd., which is a wholly-owned direct subsidiary of Glencore International AG. See Note (1) to Glencore Ltd.’s cover page of this Schedule 13D.

(2) See Note (2) to Glencore Ltd.’s cover page of this Schedule 13D.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,649,003 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,649,003 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,649,003 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.27% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the number of Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the unsecured convertible notes in the aggregate principal amount of $225,357,585 issued to Glencore Ltd. pursuant to a note purchase agreement entered into by the issuer and Glencore Ltd., on May 5, 2022 (the “Glencore Convertible Notes”), subject to adjustment.

(2) Percent of Common Shares calculated based on 178,249,828 Common Shares of the Issuer outstanding as of November 14, 2023 (as disclosed by the Issuer in the Issuer’s Form 6-K/A filed with the SEC on November 14, 2023), plus the 22,649,003 Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Notes directly owned by Glencore Ltd. The calculation of the number of Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Notes is based on outstanding principal of $225,357,585 and does not include accrued and unpaid interest which may be payable in PIK (as defined in the Schedule 13D) at the Issuer’s option at the next semi-annual interest payment date.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D original filed on September 23, 2022 (as amended, from time to time, the “Schedule 13D”) with the United States Securities and Exchange Commission by Glencore plc, Glencore International AG and Glencore Ltd. (together, the “Reporting Persons”) relating to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2	Identity and Background

Item 2 of this Schedule 13D is hereby supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of December 6, 2023 are listed in Schedule I hereto (the “Schedule I Persons”), which Schedule I is incorporated herein by reference.

Other than as set out in Schedule II hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On November 13, 2023, the Issuer issued a press release which, among other things, announced that the Issuer is evaluating financial and strategic alternatives.

The Reporting Persons are in discussions with members of the Issuer’s management and board of directors, other stakeholders, and other persons regarding matters relating to the business, affairs and operations of the Issuer and/or its subsidiaries, including discussing various potential financial and strategic alternatives regarding the Issuer and its subsidiaries.  As a result of these discussions, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in capital structure of the Issuer (including potential changes to the terms of the Glencore Convertible Notes) or potential corporate transactions involving the Issuer and/or its subsidiaries, the operations, management, or board structure (including board composition) of the Issuer.  In the course of these discussions, the Reporting Persons could consider, propose or suggest actions that could result in, among other things, any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Each Reporting Person reserves the right to change its plans and intentions, at any time, as it deems appropriate. The foregoing are subject to the terms of the Note Purchase Agreement, Glencore Convertible Notes, Standstill Agreement, and Registration Rights Agreement.

Item 5.	Interest in Securities of the Issuer.

This Item 5(a) – (b) are hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No.1, as of December 6, 2023, are incorporated herein by reference.  As of December 6, 2023, the Reporting Persons did not directly own any Common Shares.  However, as of such date, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), the 22,649,003 Common Shares issuable upon the conversion of the Glencore Convertible Notes directly owned by Glencore Ltd., which represents approximately 11.27% of the outstanding Common Shares.  This percentage was calculated based on 178,249,828 Common Shares of the Issuer outstanding as of November 14, 2023 (as disclosed by the Issuer in the Issuer’s Form 6-K/A filed with the SEC on November 14, 2023), plus the 22,649,003 Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Notes directly owned by Glencore Ltd. The aggregate outstanding principal of $225,357,585   Glencore Convertible Notes includes the $200,000,000 principal amount of the initial convertible note issued on May 31, 2022, the additional convertible note in the principal amount of $8,133,333 issued as PIK interest on November 30, 2022, the additional convertible note in the principal amount of $8,417,837 issued as PIK interest on May 31, 2023 and the additional convertible note in the principal amount of $8,806,414 issued as PIK interest on November 30, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2023
GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

GLENCORE LTD.

	By:	/s/ Cheryl Driscoll
	Name:	Cheryl Driscoll
	Title:	Secretary

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore Ltd. Each executive officer of each of Glencore International AG and Glencore Ltd. is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Common Shares.

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Kalidas Madhavpeddi	Non-Executive Chairman	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Peter Coates	Non-Executive Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Australia
David Wormsley	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Martin Gilbert	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Cynthia Carroll	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gill Marcus	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	South Africa
Liz Hewitt	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom

Executive Officers of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore International AG: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore Ltd.: Name	Principal Occupation	Business Address	Citizenship
Blandine Lewine	Vice President and Head of IT	c/o Glencore Ltd. 330 Madison Avenue New York, NY 10017 United States	France and United States
Cheryl Driscoll	Corporate Secretary	c/o Glencore Ltd. 330 Madison Avenue New York, NY 10017 United States	United States

SCHEDULE II

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore Ltd. agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore Ltd.’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore Ltd. and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor’s Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,09.